SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
 (Amendment No. 1)1

Larscom Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51729Y108

(CUSIP Number)

Leigh S. Belden President and Chief Financial Officer Verilink Corporation 127 Jetplex Circle Madison, Alabama 35758 Telephone: (256) 327-2001	Copies to: Eliot Robinson Powell, Goldstein, Frazer & Murphy LLP 191 Peachtree Street, N.E., Suite 1600 Atlanta, Georgia 30303 Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2004

(Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51729Y108	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS: Verilink Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 94-2857548

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 51729Y108	13D	Page 3 of 4 Pages

Item 1.     Security and Issuer

          The name of the issuer is Larscom Incorporated, a Delaware corporation (“Larscom”), the address of its principal executive offices is 39745 Eureka Drive, Newark, CA 94560, and its telephone number (510) 492-0800.  The title of the class of equity securities to which this statement relates is Larscom’s common stock, par value $0.01 per share (the “Larscom Common Stock”).

          This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2004 (the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 2.     Identity and Background

Item 3.     Source and Amount of Funds and Other Consideration

Item 4.     Purpose of Transaction

          The following paragraph is added after the last paragraph of Item 4(a)-(b):

          “Following consummation of the Merger on July 28, 2004, the obligations of Verilink under the Voting Agreement terminated in accordance with its terms and, therefore, Verilink and the Specified Stockholders may no longer be considered a Group for purposes of Section 13D of the Securities Exchange Act of 1934, as amended.  Accordingly, Verilink may no longer be deemed to beneficially own the Subject Shares.”

Item 5.     Interest in Securities of the Issuer

          Item 5(a) – (b) is amended and restated in its entirety as follows:
          “Verilink beneficially owns 0 shares of the Larscom Common Stock and Verilink has the right to direct the vote of 0 shares of the Larscom Common Stock.”

          Item 5(e) is amended and restated in its entirety as follows:
          “Verilink ceased to be the beneficial owner of more than 5% of the outstanding shares of Larscom Common Stock on July 28, 2004.”

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The following paragraph is added after the last paragraph of Item 6:

          “As discussed in Item 4, following consummation of the Merger on July 28, 2004, Verilink’s obligations under the Voting Agreement terminated in accordance with its terms and, therefore, Verilink and the Specified Stockholders may no longer be considered a Group for purposes of Section 13D of the Securities Exchange Act of 1934, as amended.  Accordingly, Verilink may no longer be deemed to beneficially own the Subject Shares.”

Item 7.     Material to be Filed as Exhibits.

N/A

CUSIP No. 51729Y108	13D	Page 4 of 4 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2004

VERILINK CORPORATION

By: /s/	C.W. SMITH

C.W. Smith Vice President and Chief Financial Officer